Exhibit 99.57

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim Condensed Consolidated Statement Financial Statements

As of September 30, 2020, and December 31, 2019

with Independent Auditor’s Report

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim condensed consolidated statement of financial position

As of September 30, 2020, and December 31, 2019

Contents:

Interim Condensed Consolidated Financial Statements:

Interim Condensed Consolidated Statements of Financial Position	3
Interim Condensed Consolidated Statements of Operations	4
Interim Condensed Consolidated Statements of Comprehensive Income	5
Interim Condensed Consolidated Statements of Changes in Equity	6
Interim Condensed Consolidated Statements of Cash Flows	8
Notes to Interim Condensed Consolidated Financial Statements	9

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim Condensed Consolidated Statements of Financial Position

(In thousands of Mexican pesos)

	(Thousands of U.S. dollars*) 2020		At September 30, 2020 (Unaudited)		At December 31, 2019 (Audited)
Assets
Current assets:
Cash and cash equivalents (Note 8)	US$	365,207	Ps.	8,201,566	Ps.	7,979,972
Accounts receivable:
Related parties (Note 9)		2,122		47,657		23,442
Other accounts receivable, net		46,474		1,043,670		923,000
Recoverable value added tax and others		32,112		721,140		938,532
Recoverable income tax		26,868		603,375		435,360
Inventories (Note 10)		11,317		254,146		301,908
Prepaid expenses and other current assets		35,771		803,314		781,131
Financial instruments (Notes 5 and 7)		38		846		133,567
Guarantee deposits		64,297		1,443,943		600,327
Total current assets		584,206		13,119,657		12,117,239

Non-current assets:
Rotable spare parts, furniture and equipment, net (Note 11)		333,864		7,497,678		7,385,334
Right-of-use assets (Note 13)		1,512,057		33,956,718		34,128,766
Intangible assets, net (Note 12)		7,447		167,248		167,397
Financial instruments (Notes 5 and 7)		41		927		2,695
Deferred income taxes		160,124		3,595,961		1,542,536
Guarantee deposits		387,793		8,708,761		7,644,421
Other assets		4,699		105,534		165,546
Other long-term assets		12,369		277,782		141,193
Total non-current assets		2,418,394		54,310,609		51,177,888
Total assets	US$	3,002,600	Ps.	67,430,266	Ps.	63,295,127

Liabilities and equity
Short-term liabilities:
Unearned transportation revenue	US$	292,651	Ps.	6,572,143	Ps.	3,679,926
Suppliers		107,903		2,423,184		1,597,099
Related parties (Note 9)		12,348		277,303		58,554
Accrued liabilities		105,043		2,359,010		2,531,861
Lease liabilities (Note 13)		333,889		7,498,243		4,720,505
Other taxes and fees payable (Note 1r)		106,102		2,382,766		2,102,455
Income taxes payable		81		1,829		140,609
Financial instruments (Notes 5 and 7)		19,100		428,929		-
Financial debt (Note 7)		103,676		2,328,272		2,086,017
Other liabilities		3,332		74,818		407,190
Total short-term liabilities		1,084,125		24,346,497		17,324,216

Long-term liabilities:
Financial debt (Note 7)		155,223		3,485,910		2,889,952
Accrued liabilities		3,128		70,250		90,796
Lease liabilities (Note 13)		1,874,500		42,096,202		35,796,540
Other liabilities		117,464		2,637,929		1,469,595
Employee benefits		2,053		46,110		38,206
Deferred income taxes		6,953		156,136		156,139
Total long-term liabilities		2,159,321		48,492,537		40,441,228
Total liabilities		3,243,446		72,839,034		57,765,444

Equity (Note 14):
Capital stock		132,409		2,973,559		2,973,559
Treasury shares		(8,829)		(198,281)		(169,714)
Contributions for future capital increases		-		1		1
Legal reserve		12,966		291,178		291,178
Additional paid-in capital		81,907		1,839,403		1,880,007
Retained (losses) earnings		(211,621)		(4,752,445)		438,412
Accumulated other comprehensive (loss) income		(247,678)		(5,562,183)		116,240
Total equity		(240,846)		(5,408,768)		5,529,683
Total liabilities and equity	US$	3,002,600	Ps.	67,430,266	Ps.	63,295,127

*Convenience translation to U.S. dollars (Ps.22.4573)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim Condensed Consolidated Statements of Operations

(In thousands of Mexican pesos, except for earnings per share expressed in Mexican pesos)

	(Thousands of U.S. dollars*, except for earnings per share)		For the nine months ended September 30				For the three months ended September 30
	2020		2020		2019		2020		2019
Operating revenues (Notes 1e and 17):
Passenger revenues:
Fare revenues	US$	378,105	Ps.	8,491,208	Ps.	16,562,053	Ps.	2,763,978	Ps.	6,501,172
Other passenger revenues		228,552		5,132,658		7,723,539		1,875,850		2,769,709
		606,657		13,623,866		24,285,592		4,639,828		9,270,881
Non- passenger revenues
Other non-passenger revenues (Note 1e)		24,727		555,312		612,631		205,710		208,362
Cargo		5,891		132,287		164,900		49,281		51,229
Non-derivatives financial instruments		(10,573)		(237,438)		(39,713)		(171,147)		(28,716)
		626,702		14,074,027		25,023,410		4,723,672		9,501,756

Other operating income		(25,300)		(568,169)		(264,118)		(266,866)		(140,809)
Fuel expense, net		205,453		4,613,905		8,653,888		1,648,451		2,883,822
Depreciation of right of use assets (Note 13)		167,071		3,751,958		3,522,130		1,277,828		1,186,266
Landing, take-off and navigations expenses		131,032		2,942,623		3,724,625		1,027,525		1,304,292
Salaries and benefits		109,996		2,470,210		2,647,710		865,153		908,559
Sales, marketing and distribution expenses		67,048		1,505,708		1,038,344		963,576		417,091
Aircraft and engine variable lease expenses		59,574		1,337,873		768,592		537,304		225,858
Maintenance expenses		31,795		714,038		1,128,348		314,696		405,647
Other operating expenses		38,716		869,463		948,129		352,160		431,734
Depreciation and amortization (Notes 11 and 12)		28,933		649,762		467,694		230,802		176,506
Operating (loss) income		(187,616)		(4,213,344)		2,388,068		(2,226,957)		1,702,790

Finance income		4,146		93,108		152,608		16,677		79,456
Finance cost		(112,365)		(2,523,404)		(1,594,394)		(729,767)		(590,913)
Foreign exchange (loss) gain, net		(18,646)		(418,751)		984,747		185,949		(172,676)

(Loss) income before income tax		(314,481)		(7,062,391)		1,931,029		(2,754,098)		1,018,657
Income tax benefit (expense) (Note 15)		83,337		1,871,534		(579,309)		579,046		(305,597)
Net (loss) income	US$	(231,144)	Ps.	(5,190,857)	Ps.	1,351,720	Ps.	(2,175,052)	Ps.	713,060

(Loss) earnings per share basic:
(Loss) earnings per share diluted:	US$	(0.228)	Ps.	(5.130)	Ps.	1.336	Ps.	(2.150)	Ps.	0.705

*Convenience translation to U.S. dollars (Ps.22.4573)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Consolidated Statements of Comprehensive Income

(In thousands of Mexican pesos)

	(Thousands of U.S. dollars*)		For the nine months ended September 30,				For the three months ended September 30,
	2020		2020		2019		2020		2019
Net (loss) income for the year	US$	(231,144)	Ps.	(5,190,857)	Ps.	1,351,720	Ps.	(2,175,052)	Ps.	713,060
Other comprehensive (loss) income:
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Net (loss) gain on cash flow hedges		(25,650)		(576,025)		96,760		399,416		(45,784)
Income tax effect		7,695		172,807		(30,229)		(119,825)		723
Exchange differences on translation of foreign operations		163		3,657		2,344		(1,146)		(3,800)
Non-derivative financial instruments		(235,062)		(5,278,862)		(933,538)		741,450		(588,699)
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods:
Other comprehensive loss for the year, net of tax	US$	(252,854)	Ps.	(5,678,423)	Ps.	(864,663)	Ps.	1,019,895	Ps.	(637,560)
Total comprehensive (loss) income for the year, net of tax	US$	(483,998)	Ps.	(10,869,280)	Ps.	487,057	Ps.	(1,155,157)	Ps.	75,500

*Convenience translation to U.S. dollars (Ps.22.4573)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim Condensed Consolidated Statements of Changes in Equity

As of September 30, 2020

(In thousands of Mexican pesos)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid- in capital		Retained earnings (Accumulated losses)		Other comprehensive income (loss)		Total equity
Balance as of December 31, 2019		2,973,559		(169,714)		1		291,178		1,880,007		438,412		116,240		5,529,683
Treasury shares		-		(35,011)		-		-		1,210		-		-		(33,801)
Long-term incentive plan cost		-		-		-		-		(35,370)		-		-		(35,370)
Forfeited shares from incentive plan		-		6,444		-		-		(6,444)		-		-		-
Net loss for the period		-		-		-		-		-		(5,190,857)				(5,190,857)
Other comprehensive loss items		-		-		-		-		-		-		(5,678,423)		(5,678,423)
Total comprehensive loss		-		-		-		-		-		(5,190,857)		(5,678,423)		(10,869,280)
Balance as of September 30, 2020	Ps.	2,973,559	Ps.	(198,281)	Ps.	1	Ps.	291,178	Ps.	1,839,403	Ps.	(4,752,445)	Ps.	(5,562,183)	Ps.	(5,408,768)
	US$	132,409	US$	(8,829)	US$	-	US$	12,966	US$	81,907	US$	(211,621)	US$	(247,679)	US$	240,847

Convenience translation to U.S. dollars (Ps.22.4573)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim Condensed Consolidated Statements of Changes in Equity

As of September 30, 2019

(In thousands of Mexican pesos)

	Capital stock		Treasury shares		Contributions for future capital increases		Legal reserve		Additional paid- in capital		Retained earnings (Accumulated losses)		Other comprehensive income (loss)		Total equity
Balance as of December 31, 2018		2,973,559		(122,661)		1		291,178		1,837,073		(2,200,651)		(73,346)		2,705,153
Treasury shares		-		(18,892)		-		-		-		-		-		(18,892)
Exercise of stock options		-		492		-		-		-		-		-		492
Long-term incentive plan cost		-		-		-		-		(21,960)		-		-		(21,960)
Net loss for the period		-		-		-		-		-		1,351,720				1,351,720
Other comprehensive loss items		-		-		-		-		-		-		(864,663)		(864,663)
Total comprehensive loss		-		-		-		-		-		1,351,720		(864,663)		487,057
Balance as of September 30, 2019	Ps.	2,973,559	Ps.	(141,061)	Ps.	1	Ps.	291,178	Ps.	1,815,113	Ps.	(848,931)	Ps.	(938,009)	Ps.	3,151,850
	US$	151,432	US$	(7,184)	US$	-	US$	14,829	US$	92,437	US$	(43,233)	US$	(47,769)	US$	160,512

Convenience translation to U.S. dollars (Ps.19.6363)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Interim Condensed Consolidated Statements of Cash Flows

(In thousands of Mexican pesos)

	(Thousands of U.S. dollars*)		For the nine months ended September 30,
	2020		2020		2019
Operating activities
(Loss) income before income tax	US$	(314,481)	Ps.	(7,062,391)	Ps.	1,931,029
Non-cash adjustment to reconcile income before tax to net cash flows from operating activities:
Depreciation and amortization (including right-of-use-assets) (Notes 11,12 and 13)		196,004		4,401,720		3,989,824
Impairment		-		-		146,028
Provision for doubtful accounts		498		11,186		5,879
Finance income		(4,146)		(93,108)		(152,608)
Finance cost		92,112		2,068,596		1,592,682
Net foreign exchange differences		74,933		1,682,780		(1,035,727)
Financial instruments		48,415		1,087,261		20,039
Amortized cost (CEBUR)		228		5,121		1,712
Net gain on disposal of rotable spare parts, furniture and equipment and gain on sale of aircraft		(24,563)		(551,621)		(222,448)
Employee benefits		383		8,610		4,341
Aircraft and engine lease extension benefit and other benefits from service agreements		(355)		(7,975)		(52,192)
Management incentive and long-term incentive plans		1,575		35,360		21,960
Cash flows from operating activities before changes in working capital		70,603		1,585,539		6,250,519
Changes in operating assets and liabilities:
Related parties		8,663		194,534		(42,118)
Other accounts receivable		5,793		130,085		(232,208)
Recoverable and prepaid taxes		2,086		46,838		(311,063)
Inventories		2,127		47,762		3,722
Prepaid expenses		1,828		41,042		(180,108)
Other assets		1,654		37,134		27,410
Guarantee deposits		(103,044)		(2,314,090)		(608,452)
Suppliers		41,267		926,803		(144,061)
Accrued liabilities		(11,668)		(262,065)		633,279
Other taxes and fees payable		9,010		202,332		505,482
Unearned transportation revenue		128,787		2,892,217		1,175,760
Financial instruments		(42,408)		(952,365)		(24,437)
Other liabilities		30,664		688,638		328,102
		145,362		3,264,404		7,381,827
Interest received		4,146		93,108		152,608
Income tax paid		(3,026)		(67,949)		(69,689)
Net cash flows provided by operating activities		146,482		3,289,563		7,464,746

Investing activities
Acquisitions of rotable spare parts, furniture and equipment		(110,988)		(2,492,507)		(2,442,378)
Acquisitions of intangible assets		(3,360)		(75,446)		(43,840)
Pre-delivery payments reimbursements		43,092		967,739		704,852
Proceeds from disposals of rotable spare parts, furniture and equipment		64,821		1,455,699		501,745
Net cash flows used in investing activities		(6,435)		(144,515)		(1,279,621)

Financing activities
Proceeds from exercised stock options		-		-		492
Treasury shares purchase		(1,559)		(35,011)		(18,892)
Interest paid		(9,968)		(223,864)		(145,978)
Other finance interest paid		-		-		(60,442)
Payments of principal portion of lease liabilities		(193,692)		(4,349,801)		(4,786,987)
Payments of financial debt		(51,039)		(1,146,209)		(1,181,726)
Proceeds from financial debt		60,107		1,349,836		1,954,615
Net cash flows used in financing activities		(196,151)		(4,405,049)		(4,238,918)

(Decrease) increase in cash and cash equivalents		(56,104)		(1,260,001)		1,946,207
Net foreign exchange differences on cash balance		65,971		1,481,595		453
Cash and cash equivalents at beginning of period		355,340		7,979,972		5,862,942
Cash and cash equivalents at end of period	US$	365,207	Ps.	8,201,566	Ps.	7,809,602

*Convenience translation to U.S. dollars (Ps.22.4573)

The accompanying notes are an integral part of these consolidated financial statements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,

S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to Interim Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 24, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and Senior Vice President Chief Legal Officer and Corporate Affairs and Interim Chief Financial Officer, Jaime E. Pous, on December 7, 2020. Subsequent events have been considered through that date.

a)    Relevant events

COVID-19 Pandemic

The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States, growing into a global pandemic. Since the outbreak began, countries have responded by taking various measures including imposing quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain activities. In terms of the impact, the Company reduced its capacity as compared to the same months in 2019 as measured by available seat miles (“ASMs”) by approximately 82% for the month of April, approximately 88% for the month of May, approximately 59% for the month of June, approximately 37% for the month of July, approximately 21% for the month of August, approximately 16% for the month of September, approximately 16% for the month of October and approximately 2% for the month of November. Additionally, the Company suspended service on certain routes. In particular, Costa Rica, Guatemala and El Salvador imposed operational and migration restrictions that made it impossible to operate international passenger flights to those countries.

The Company has taken actions to preserve liquidity and sustain its operations during the period, establishing supplier’s payment deferral agreements, reducing management’s and operational staff compensation under temporary and voluntary leaves of absence, deferring and cutting capital expenditures to the minimum and non-essential operational expenses and other certain measures, while the operations are reduced as a result of the COVID-19 pandemic.

Issuance asset backed trust notes

On June 20, 2019, the Company, through its subsidiary Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “ Trust Notes ”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The Trust Notes are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The Trust Notes were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of TIIE 28 plus 175 basis points.

Shares conversion

On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

New code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports. Tickets from Frontier can be purchased directly from the Volaris’ website.

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. The related commitments for the acquisitions of such aircraft are disclosed in Note 16.

b) Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the condensed consolidated statements of financial position as of September 30, 2020 (unaudited) and December 31, 2019 (audited), and the related condensed consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the nine months ended September 30, 2020 and 2019 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2019, 2018 and 2017 (audited).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s condensed consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the condensed consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

c) Basis of measurement and presentation

The accompanying condensed consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”).

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

d) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At September 30, 2020 and December 31, 2019, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	September 30, 2020	December 31, 2019
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations yet

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.
(ii)	Rights arising from other contractual arrangements.
(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

e) Revenue recognition

Passenger revenues

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, as a modification of the tickets sold to V Club members.

Tickets sold by other airlines where the Company provides the transportation are recognized as passenger revenue when the service is provided.

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e. transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel for the net amount retained by the Company for any segments flown by other airlines.

Non-passenger revenues

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours.

The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company does not have any obligations for returns, refunds and other similar obligations. All revenues from the Company related to future services, or services are rendered through a period of time less than 12 months.

Breakdown of revenues:

As of September 30,2020 and 2019, the revenues from customers of contracts is described as follows:

Revenue recognition as of	At the flight time				At the sale				Total
September 30, 2020	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	5,629,141	Ps.	2,862,067	Ps.	-	Ps.	-	Ps.	8,491,208
Other Passenger Revenues		3,835,539		1,180,208		88,562		28,347		5,132,656
		9,464,680		4,042,275		88,562		28,347		13,623,864
Non-Passenger Revenues
Other Non-Passenger revenues		550,679		4,635		-		-		555,314
Cargo		128,469		3,818		-		-		132,287
Total	Ps.	10,143,828	Ps.	4,050,728	Ps.	88,562	Ps.	28,347	Ps.	14,311,465
Non-derivative financial instruments										(237,438)
									Ps.	14,074,027

Revenue recognition as of	At the flight time				At the sale				Total
September 30, 2019	Domestic		International		Domestic		International		Revenues
Passenger Revenues
Fare Revenues	Ps.	11,411,238	Ps.	5,150,815	Ps.	-	Ps.	-	Ps.	16,562,053
Other Passenger Revenues		5,220,000		2,374,248		86,253		43,038		7,723,539
		16,631,238		7,525,063		86,253		43,038		24,285,592
Non-Passenger Revenues
Other Non-Passenger revenues		605,885		6,746		-		-		612,631
Cargo		159,170		5,730		-		-		164,900
Total	Ps.	17,396,293	Ps.	7,537,539	Ps.	86,253	Ps.	43,038	Ps.	25,063,123
Non-derivative financial instruments										(39,713)
									Ps.	25,023,410

Transactions from unearned transportation revenues.

	As of September 30, 2020		As of December 31, 2019
January 1,	Ps.	3,679,926	Ps.	2,438,516
Deferred		16,516,081		34,940,609
Recognized in revenue during the year		(13,623,864)		(33,699,199)
December 31,	Ps.	6,572,143	Ps.	3,679,926

The performance obligations related to contract liability are recognized over the following twelve months and are related to the scheduled flights and other passenger services purchased by the client in advance.

f) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements don’t have significant cash reserve requirements.

g) Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)	When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired in the Cash Generating Units (CGU). An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company records allowance for credit losses in accordance with the objective evidence of the incurred losses.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

h) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

i) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification and expensed when used in operations.

j) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation. For the nine months ended September 30, 2020, the Company did not record any impairment loss in the value of its intangible assets. Additionally, for the years ended December 31, 2019, 2018 and 2017, the Company did not record any impairment loss in the value of its intangible assets.

k) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. These deposits are recorded as a monetary asset and are revaluated in order to record the foreign currency changes at each reported period. The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

Some other aircraft lease agreements do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, certain of these lease agreements include the obligation to make a maintenance adjustment payment to the lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be made before the termination of the lease; for such agreements the Company accrues a liability related to the amount of the costs to be incurred at the lease term, since no maintenance deposits had been made. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered and accruals in lien of maintenance deposits, are recorded as a variable lease payment and is presented as supplemental rent in the consolidated statements of operations.

The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset. The effect of these lease extensions was recognized as a lease incentive reducing the right of use asset.

l) Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are currently serviced by Company mechanics and are primarily completed at the main airports that the Company currently serves.

All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

m) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company assesses, at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the Cash Generating Unit (CGU). The Company identified only one CGU, which includes the entire fleet. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

During 2019 and September 30, 2020, the Company performed its impairment test. The recoverable amount of rotable spare parts, furniture and equipment and right of use assets was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated at date of the test to reflect the future operating cashflows. During each year ended December 31, 2019, 2018 and 2017, there were no impairment charges recorded in respect of the Company’s cash generating unit. For the nine months ended September 30, 2020 the Company did not recognize no impairment.

n) Foreign currency transactions and exchange differences

The Company’s condensed consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations.

Foreign currency differences arising on translation into the presentation currency are recognized in OCI.

o) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

p) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

For the period ended September 30, 2020 and for the year ended December 31, 2019, no termination benefits provision has been recognized.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2019. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment. The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

During 2019 and 2018, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company’s shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period. The total cost of this plan has been totally recognized during the required service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a share-based plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four years period with an exercise price share at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

q) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Company recognize right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18 years
Spare engines	up to 14 years
Buildings leases	one to ten years
Maintenance component	up to eight years

ii) Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

iii) Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The rest of the gain is amortized over the lease term.

iv) Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in most cases are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable rent expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

r) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

s) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in equity is recognized in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

t) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2019, 2018 and 2017, there was no ineffectiveness with respect to derivative financial instruments. During the nine months ended September 30, 2020 the Company recorded the ineffective portion of Ps. 448.6 million. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments and non-derivative financial instruments that qualify as CFH are recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

u) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements (Notes 5 and 7).

v) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period are settled with treasury shares (Note 14).

w) Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

x) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in the normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when: (i) it is expected to be settled in the normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

y) Impact of new International Financial Reporting Standards

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards and interpretations effective as of January 1, 2020. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below:

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. This amendment had impact on the unaudited interim condensed consolidated financial statements of the Company.

2. Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

3. Convenience translation

U.S. dollar amounts at September 30, 2020 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.22.4573 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on September 30, 2020. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

4. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

5. Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended September 30, 2020 and 2019 represented 24% and 37%, of the Company’s operating expenses, respectively. Additionally, the aircraft jet fuel consumed in the nine months ended September 30, 2020 and 2019 represented 25% and 38%, of the Company’s operating expenses, respectively.

For the three months ended September 30, 2020; did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54.

For the three and nine months ended September 30, 2020, the Company recognized an unwind of the Zero cost collar of Ps.18,282 and Ps.42,643, respectively which was recognized as part of finance cost. During the nine months ended September 30, 2019 the derivative financial instruments were effectiveness.

During the nine months ended September 30, 2020, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 23,967 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 3Q20 & 1Q21. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons. Such hedges represent a portion of the projected consumption for the 2Q20, 2H20 & 2Q21.

During the year ended December 31, 2019, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 13,492 thousand gallons. Such hedges represented a portion of the projected consumption for the 4Q 2019. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 70,136 thousand gallons. Such hedges represent a portion of the projected consumption for the 3Q2019 and the year 2020.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Zero-Cost collars.

As of September 30, 2020, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was an unrealized gain of Ps.846; as for the Zero- Cost collars it was an unrealized loss of Ps.428,929 and is presented as part of the financial assets and financial liabilities in the unaudited interim condensed consolidated statement of financial position.

As of December 31, 2019, the fair value of the outstanding US Gulf Coast Jet Fuel Zero-Cost Collars options was an unrealized gain of Ps.133,567 and is presented as part of the financial assets and financial liabilities in the unaudited interim condensed consolidated statement of financial position.

During the three months ended September 30, 2020 and 2019, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.18,278 and Ps.13,995, respectively, which was recognized in the fuel cost.

During the nine months ended September 30, 2020, the intrinsic value of the Asian call options recycled to unaudited interim condensed consolidated statement of operations cost was an expense of Ps.33,627 (Ps.20,645 which was recognized in the fuel cost and an expense of Ps.12,982 in finance cost). For the nine months ended September 30, 2019, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.14,761.

During the three months ended September 30, 2020, the intrinsic value of the Zero-Cost Collars recycled to unaudited interim condensed consolidated statement of operations cost was an expense of Ps.301,005 (Ps.299,695 which was recognized in the fuel cost and an expense of Ps.1,310 in finance cost). For the three months ended September 30, 2019, the intrinsic value of the Zero-Cost Collars options recycled to the fuel cost was a benefit of Ps.8,320.

During the nine months ended September 30, 2020, the intrinsic value of the Zero-Cost Collars recycled to unaudited interim condensed consolidated statement of operations cost was an expense of Ps.1,009,866 (Ps.616,931 which was recognized in the fuel cost and an expense of Ps.392,935 in finance cost). For the nine months ended September 30, 2019, the intrinsic value of the Zero-Cost Collars options recycled to the fuel cost was an expense of Ps.9,477, respectively.

The amount of cost of hedging derived from the extrinsic value changes of the jet fuel hedged position as of September 30, 2020 recognized in other comprehensive income totals Ps.441,816(The positive cost of hedging in December 2019 totals Ps.133,567), and will be recycled to the fuel cost during 4Q20 and 2021, as these options expire on a monthly basis and the jet fuel is consumed.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the period:

	Position as of September 30, 2020 Jet fuel contracts maturities
	4Q 2020		2020 Total		1 Half 2021		2021 Total
Jet fuel risk Asian Calls
Notional volume in gallons (thousands)*	-		-		7,280		7,280
Strike price agreed rate per gallon (U.S. dollars) **	US$	-	US$	-	US$	1.90	US$	1.90
Approximate percentage of hedge (of expected consumption value)	-%		-%		6%		3%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*	47,294		47,294		7,556		7,556
Strike price agreed rate per gallon (U.S.dollars)**	US$	1.37/1.77	US$	1.37/1.77	US$	1.23/1.93	US$	1.23/1.93
Approximate percentage of hedge (of expected consumption value)	83%		83%		6%		3%
All-in
Approximate percentage of hedge (of expected consumption value)	83%		83%		12%		6%

*    US Gulf Coast Jet 54 as underlying asset

** Weighted average

According with the recent COVID 19 outbreak in Mexico and other countries where the airline has operations, performance will be affected and therefore, hedge ratios reported in this document may adjust with its respective accounting.

	Position as of December 31, 2019
	Jet fuel Zero-Cost Collar collars option contracts maturities
	1 Half 2020		2 Half 2020		2020 Total
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		34,480		22,164		56,644
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.63/1.82	US$	1.65/1.81	US$	1.64/1.82
Approximate percentage of hedge (of expected consumption value)		25%		15%		20%
All-in
Approximate percentage of hedge (of expected consumption value)		25%		15%		20%

* US Gulf Coast Jet 54 as underlying asset

** Weighted average

b) Foreign currency risk

Though the Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

While most of the Company’s revenue is generated in Mexican pesos, 29% of its revenues came from operations in the United States of America and Central America for the year ended on December 31, 2019.

For the three months ended September 30, 2020, 18% of the Company´s revenues came from operations in the United States of America and Central America (31% for the three months ended September 30, 2019).

For the nine months ended September 30, 2020, 27% of the Company’s revenues came from operations in the United States of America and Central America (30% for the nine months ended September 30, 2019).

For the three months ended September 30, 2020 and 2019 the U.S. dollar denominated collections accounted were 53% and 43%, respectively.

For the nine months ended September 30, 2020 and 2019 the U.S. dollar denominated collections accounted were 47% and 43%, respectively.

Company´s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange exposure as of September 30, 2020 and December 31, 2019, is as set forth below:

	Thousands of U.S. dollars
	September 30, 2020		December 31, 2019
Assets:
Cash and cash equivalents	US$	353,744	US$	373,099
Other accounts receivable, net		38,380		23,620
Guarantee deposits		451,793		437,499
Derivative financial instruments		38		7,088
Total assets		843,955		841,306
Liabilities:
Financial debt		183,820		176,927
Lease liabilities		2,312,159		2,263,849
Suppliers		149,155		76,471
Other taxes and fees payable		15,216		22,486
Derivative financial instruments		19,100		-
Total liabilities		2,679,450		2,539,733
Net foreign currency position	US$	(1,835,495)	US$	(1,698,427)

At December 7, 2020, date of issuance of these financial statements, the exchange rate was Ps.19.9083 per U.S. dollar.

As of September 30, 2020, and December 31, 2019, the Company did not enter into foreign exchange rate derivatives financial instruments. All the Company’s remaining position in FX plain vanilla forwards matured throughout the first quarter of 2019 (January).

For the nine months ended September 30, 2019, the net gain (loss) on the foreign currency forward contracts was Ps.4,199, which was recognized as part of rental expense in the consolidated statements of operations.

i)	Hedging relationships with non-derivative financial instruments

During 2019, the Company established hedges on its U.S. dollar denominated revenues through a non-derivative financial instrument, using the lease liabilities denominated in U.S. dollar as a hedge instrument. This hedging relationship was designated as a cash flow hedge of forecasted revenues to mitigate the volatility of the foreign exchange variation arising from the revaluation of the lease liabilities.

During the three months period ended September 30, 2020 and 2019, the Company recorded of these hedges was Ps.171,147 and Ps.28,716, respectively, which has been presented as part of the total operating revenue.

During the nine months period ended September 30, 2020 and 2019, the Company recorded of these hedges was Ps.237,438 and Ps.39,713, respectively, which has been presented as part of the total operating revenue.

Additionally, during 2019, the Company established hedges on a portion of its forecasted fuel expense, through a non-derivative financial instrument, using as a hedge instrument a portion of its U.S. dollar denominated monetary assets. This hedging relationship was designated as a cash flow hedge of forecasted fuel expense to mitigate the volatility of the foreign exchange variation arising from the revaluation of this portion of U.S. dollar denominated monetary asset.

During the three months period ended September 30, 2020 and 2019, the Company recorded of these hedges was Ps.153,517 and Ps.26,428, respectively, which has been presented as part of the total fuel expense.

During the nine months period ended September 30, 2020 and 2019, the Company recorded of these hedges was Ps.324,940 and Ps.40,531, respectively, which has been presented as part of the total fuel expense.

For the hedging relationships described, the effective portion of the hedging instrument’s change in fair value is recognized in Other Comprehensive Income or OCI. The accounting records corresponding to the recycling of the OCI are made in accordance with IFRS 9. Under this Standard, the portion recorded in OCI is recognized in the results in the same period in which the expected forecast transaction occurs hedging for cash flows affect the result of the period. As of September 30, 2020, OCI includes a negative foreign exchange effect of Ps.5,264,766. As of December 31, 2019, OCI includes a positive foreign exchange effect of Ps.14,096.

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”).

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a Cap to mitigate the risk due to interest rate increases on the CEBUR (“Asset backed trust notes”) coupon payments. The floating rate coupons reference referring to TIIE 28 are limited under the Cap to 10% on the reference rate for the life of the CEBUR and have the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly matched by the hedging instrument. The cap start date was July 19, 2019 and the maturity date is June 20, 2024; consists of 59 caplets with the same specifications that the CEBUR coupons for reference rate determination, coupon term, and fair value.

As of September 30, 2020, and December 31, 2019, the fair value of the CAP was an unrealized gain of Ps.927 and Ps.2,695, respectively, and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position. For the three and nine months ended September 30, 2020, the net loss on the Interest Rate CAP contracts was Ps.339 and Ps.1,126, respectively, which was recognized as part of the finance cost in the unaudited interim condensed statements of operations..

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, leases liabilities and derivative contracts.

The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	September 30, 2020
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,981,426	Ps.	2,128,260	Ps.	4,109,686
Short-term working capital facilities		200,000		-		200,000
Asset backed trust note		125,000		1,375,000		1,500,000

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		428,929		-		428,929

Lease liabilities:
Aircraft, engines, land and buildings leases		7,498,243		42,096,202		49,594,445
Aircraft and engine lease return obligation		-		2,387,929		2,387,929
Total	Ps.	10,233,598	Ps.	47,987,391	Ps.	58,220,989

	December 31, 2019
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,855,956	Ps.	1,452,553	Ps.	3,308,509
Short-term working capital facilities		200,000		-		200,000
Asset backed trust note		-		1,500,000		1,500,000

Lease liabilities:
Aircraft, engines, land and buildings leases		4,720,505		35,796,540		40,517,045
Aircraft and engine lease return obligation		383,093		1,469,595		1,852,688
Total	Ps.	7,159,554	Ps.	40,218,688	Ps.	47,378,242

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At September 30, 2020, and December 31, 2019, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2020 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the nine months ended September 30, 2020 and the twelve months ended December 31, 2019. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

6. Fair value measurements

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	September 30, 2020		December 31, 2019		September 30, 2020		December 31, 2019
Assets
Derivative financial instruments	Ps.	1,773	Ps.	136,262	Ps.	1,773	Ps.	136,262

Liabilities
Financial debt		(5,809,686)		(5,008,509)		(5,995,688)		(5,194,316)
Derivative Financial instruments		(428,929)		-		(428,929)		-
Total	Ps.	(6,236,842)	Ps.	(4,872,247)	Ps.	(6,422,844)	Ps.	(5,058,054)

The following table summarizes the fair value measurements at September 30, 2020:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts *	Ps.	-	Ps.	846	Ps.	-	Ps.	846
Interest Rate Cap		-		927		-		927
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(428,929)		-		(428,929)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,995,688)		-		(5,995,688)
Net	Ps.	-	Ps.	(6,422,844)	Ps.	-	Ps.	(6,422,844)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2019:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Zero-Cost collar options contracts*	Ps.	-	Ps.	133,567	Ps.	-	Ps.	133,567
Interest rate Caps		-		2,695		-		2,695
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,194,316)		-		(5,194,316)
Net	Ps.	-	Ps.	(5,058,054)	Ps.	-	Ps.	(5,058,054)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended September 30, 2020 and 2019:

Consolidated statements of operations

		Three months ended September 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options contracts	Fuel	Ps.	(18,279)	Ps.	(13,995)
Jet fuel Asian Zero-Cost collars options	Fuel		(299,695)		8,320
Interest Rate Cap	Finance cost		(339)		-
Total		Ps.	(318,313)	Ps.	(5,675)

The following table summarizes the (loss)from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2020 and 2019:

Consolidated statements of operations

		Nine months ended September 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options contracts	Fuel	Ps.	(20,645)	Ps.	(14,761)
Jet fuel Asian Zero-Cost collars options	Fuel		(616,930)		(9,477)
Interest Rate Cap	Finance cost		(1,126)		-
Total loss		Ps.	(638,701)	Ps.	(24,238)

The following table summarizes the net gain (loss) on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended September 30, 2020 and 2019:

Consolidated statements of other comprehensive income

		Three months ended September 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options	OCI	Ps.	11,212	Ps.	33,137
Jet fuel Zero cost collars	OCI		389,087		8,643
Interest Rate Cap	OCI		(883)		4,004
Non derivative financial instruments	OCI		741,450		588,699
Total		Ps.	1,140,866	Ps.	634,483

The following table summarizes the net gain (loss) on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the nine months ended September 30, 2020 and 2019:

Consolidated statements of other comprehensive income

		Nine months ended September 30,
Instrument	Financial statements line	2020		2019
Jet fuel Asian call options	OCI	Ps.	(12,887)	Ps.	(20,586)
Jet fuel Zero cost collars	OCI		(562,496)		135,591
Foreign currency contracts	OCI		-		(14,241)
Interest Rate Cap	OCI		(642)		(4,004)
Non derivative financial instruments	OCI		(5,278,862)		(933,538)
Total		Ps.	(5,854,887)	Ps.	(836,778)

7. Financial assets and liabilities

At September 30, 2020, and December 31, 2019, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	September 30, 2020		December 31, 2019
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	846	Ps.	-
Jet fuel Zero-Cost collars		-		133,567
Interest rate cap		927		2,695
Total financial assets	Ps.	1,773	Ps.	136,262

Presented on the consolidated statements of financial position as follows:
Current	Ps.	846	Ps.	133,567
Non-current	Ps.	927	Ps.	2,695

b) Financial debt

(i)	At September 30, 2020 and December 31, 2019, the Company’s short-term and long-term debt consists of the following:

		September 30, 2020		December 31, 2019
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	4,109,686	Ps.	3,308,509

II.	The Company issued in the Mexico market Asset backed trust notes (“CEBUR”), in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,500,000		1,459,871

III.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points.		200,000		200,000

IV.	Amortized transaction costs		(17,351)		(22,472)

V.	Accrued interest and other financial cost		21,847		30,061
			5,814,182		4,975,969
	Less: Short-term maturities		2,328,272		2,086,017
	Long-term	Ps.	3,485,910	Ps.	2,889,952

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at September 30, 2020:

	Within one year		October 2021- September 2022		October 2022- September 2023		October 2023- September 2024		October 2024- September 2025		Total
Santander/Bancomext	Ps.	1,999,845	Ps.	1,999,605	Ps.	128,656	Ps.	-	Ps.	-	Ps.	4,128,106
CEBUR		127,435		500,000		500,000		375,000		-		1,502,435
Banco Sabadell		200,992		-		-		-		-		200,992
Total	Ps.	2,328,272	Ps.	2,499,605	Ps.	628,656	Ps.	375,000	Ps.	-	Ps.	5,831,533

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At September 30, 2020, the Company was not in compliance with the financial ratio, therefore, the Company requested a waiver to the banks. The company received a waiver dated October 23, 2020, for the covenant regarding the financial ratio for the PDP financing facility that included the 3Q20, 4Q20, 1Q21 and 2Q21. The waiver was provided by both banks, Santander and Bancomext.

At December 31, 2019, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 asset backed trust notes under the ticket VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos through the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five year maturity annual reductions of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes start amortizing at the end of the second year.

The asset backed trust notes structure operates on specific rules and provides a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, there is a fund retention event if the ratio is less than 2.5 and or equal to 1.75 times. The amortization of the debt of the asset backed trust notes begins in July of 2021. In addition, early amortization applies if:

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not cover in a period of 90 consecutive days.
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods.
iv)	Insolvency event of Concesionaria.
v)	The update of a new insolvency event in relation to the Concesionaria Vuela;
vi)	Updating a new event of default

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 120 basis points. The “Sabadell” working capital facility has the following covenant:

i)	Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

At September 30, 2020 and December 31, 2019, the Company was in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

c) Other financial liabilities

At September 30, 2020 and December 31, 2019, the derivative financial instruments designated as CFH from the Company are summarized in the following table:

	September 30, 2020		December 31, 2019
Derivative financial instruments designated as CFH (effective portion recognized within OCI): Zero cost collar options	Ps.	428,929	Ps.	-
Total financial liabilities	Ps.	428,929	Ps.	-
Presented on the consolidated statements of financial position as follows:
Current	Ps.	428,929	Ps.	-
Non-current	Ps.	-	Ps.	-

8. Cash and cash equivalents

An analysis of this caption is as follows:

	September 30, 2020		December 31, 2019
Cash in banks	Ps.	5,639,267	Ps.	4,612,927
Short-term investments		2,456,474		3,231,125
Cash on hand		14,785		44,880
Restricted funds held in trust related to debt service reserves		91,040		91,040
Total cash and cash equivalents	Ps.	8,201,566	Ps.	7,979,972

As of September 30, 2020, and December 31, 2019, the Company recorded a portion of advance ticket sales by an amount of Ps.91,040 as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

9. Related parties

a) An analysis of balances due from/to related parties at September 30, 2020, and December 31, 2019 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	September 30, 2020		December 31, 2019		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	47,657	Ps.	23,442	30 days
			Ps.	47,657	Ps.	23,442

	Type of transaction	Country of origin	September 30, 2020		December 31, 2019		Terms
Due to:
Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	Ps.	213,270	Ps.	-	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	Mexico/El Salvador		63,545		1,474	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		488		996	30 days
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador		-		39,838	30 days
Frontier Airlines, Inc. (“Frontier”)	Code-share	USA		-		16,246	30 days
			Ps.	277,303	Ps.	58,554

As of September 30, 2020, and December 31, 2019, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b) During the three months ended September 30, 2020 and 2019, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2020		2019
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code share	USA	Ps.	24,471	Ps.	67,467

Related party transactions	Country of origin		2020		2019
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	67,083	Ps.	40,781
Technical support	Mexico/El Salvador		936		1,891
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		8,805		-
Servprot, and MACF
Call center fees and other professional Fees	Mexico		1,374		714

c) During the nine months ended September 30, 2020 and 2019, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2020		2019
Revenues:
Transactions with affiliates
Frontier Airlines Inc.
Code share	USA	Ps.	107,506	Ps.	163,448

Related party transactions	Country of origin	2020			2019
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	174,196	Ps.	175,535
Technical support	Mexico/El Salvador		3,005		3,207
Servprot, Onelink, and MACF
Call center fees and other professional Fees	Mexico/El Salvador		76,309		2,227
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		13,838		-

d) Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s President and Chief Executive Officer, and Rodolfo Montemayor, who served as an alternate member of our board of directors until April 19, 2018, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor. As of September 30, 2020 and December 31, 2019, the Company did not have net balance with Servprot.

During the three months ended September 30, 2020 and 2019 the Company expensed Ps.953 and Ps.714, respectively, for this concept.

During the nine months ended September 30, 2020 and 2019 the Company expensed Ps.2,647 and Ps.2,227, respectively, for this concept.

e) Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of September 30, 2020, and December 31, 2019, the balances due under the agreement with Aeroman were Ps.63,545 and Ps.1,474, respectively.

During the three months ended September 30, 2020 and 2019, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement amounted to Ps.68,019 and Ps.42,672, respectively.

During the nine months ended September 30, 2020 and 2019, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement amounted to Ps.177,201 and Ps.178,742, respectively.

f) Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the MACF. As of September 30, 2020, and December 31, 2019, the balances due under the agreement with MACF were Ps.488 and Ps.996, respectively.

During the three months ended September 30, 2020 and 2019, the Company incurred expenses in professional fees under this agreement amounted to Ps.421 and Ps.0, respectively.

During the nine months ended September 30, 2020 and 2019, the Company incurred expenses in professional fees under this agreement amounted to Ps.495 and Ps.0, respectively.

g) Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners has significant investments in both Companies. As of September 30, 2020 and December 31, 2019, the accounts receivable from Frontier were Ps.47,657 and Ps.23,442, respectively. Additionally, as of September 30, 2020, and December 31, 2019, the account payable was Ps.0 and Ps.16,246, respectively.

During the three months ended September 30, 2020 and 2019, the Company recognized revenue under this agreement of Ps.24,471 and Ps.67,467, respectively.

During the nine months ended September 30, 2020 and 2019, the Company recognized revenue under this agreement of Ps.107,506 and Ps.163,448, respectively.

h) OneLink

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 and until June 30, 2020 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of September 30, 2020, and December 31, 2019, the account payable under this agreement was Ps.0 and Ps.39,838, respectively.

During the three months period ended September 30, 2020 and 2019, the Company expensed Ps.0 and Ps.0, respectively, for this concept.

During the nine months period ended September 30, 2020 and 2019, the Company expensed Ps.73,167 and Ps.0, respectively, for this concept.

i) Grupo Aeroportuario del Centro Norte (OMA)

In April 22, 2020, Grupo Aeroportuario del Centro Norte (OMA) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors the Company and member of the board of directors of OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors the Company and OMA. As of September 30, 2020, the account payable with OMA was Ps.213,270.

During the three and nine months period ended September 30, 2020, the Company recognized expenses with OMA of Ps.8,805 and Ps.13,838, respectively.

j) Directors and officers

During the three months ended September 30, 2020 and 2019, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.19,946 and Ps.34,318, respectively.

During the nine months ended September 30, 2020 and 2019, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.133,730 and Ps.112,120, respectively.

During the three months ended September 30, 2020 and 2019, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.1,379 and Ps.2,119, respectively, and the rest of the directors received a compensation of Ps.93 and Ps.1,130, respectively.

During the nine months ended September 30, 2020 and 2019, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.4,470 and Ps.4,314, respectively, and the rest of the directors received a compensation of Ps.3,602 and Ps.2,401, respectively.

10. Inventories

An analysis of inventories at September 30, 2020 and December 31, 2019 is as follows:

	2020		2019
Spare parts and accessories of flight equipment	Ps.	246,635	Ps.	294,390
Miscellaneous supplies		7,511		7,518
	Ps.	254,146	Ps.	301,908

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. During the nine months ended as of September 30, 2020 and 2019, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.169,340,734 and Ps.210,798,382, respectively.

11. Rotable spare parts, furniture and equipment, net

For the nine months ended September 30, 2020 and 2019, the Company acquired rotable spare parts, furniture, and equipment by an amount of Ps.2,492,507 and Ps.2,442,378 respectively.

Rotable spare parts, furniture and equipment by Ps.2,423,438 and Ps.1,206,597, were disposed for the nine months ended September 30, 2020 and 2019, respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.967,739 and Ps.704,852, respectively.

b) Depreciation expense

Depreciation expense for the three months ended September 30, 2020 and 2019 was Ps.206,177 and Ps.150,116, respectively. Depreciation expense for the nine months ended September 30, 2020 and 2019 was Ps.574,060 and Ps.407,670, respectively. Depreciation charges for the period are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

12. Intangible assets, net

a) Acquisitions

For the nine months ended September 30, 2020 and 2019, the Company acquired intangible assets by an amount of Ps.75,446 and Ps.43,840, respectively.

b) Amortization expense

Software amortization expense for the three months ended September 30, 2020 and 2019 was Ps.24,625 and Ps.26,390, respectively. Software amortization expense for the nine months ended September 30, 2020 and 2019 was Ps.75,702 and Ps.60,023, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

13. Leases

The most significant leases are as follows:

Aircraft and engine represent the Company´s most significant lease agreements. At September 30, 2020, the Company leases 83 aircraft (81 as of December 31, 2019) and 18 spare engines under leases (14 as of December 31, 2019) that have maximum terms through 2033. The leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines leases*:

		At September 30,	At December31,
Aircraft Type	Model	2020	2019
A319	132	3	3
A319	133	3	4
A320	233	39	39
A320	232	1	2
A320NEO	271N	21	17
A321	231	10	10
A321NEO	271N	6	6
		83	81

		At September 30,	At December 31,
Engine Type	Model	2020	2019
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	3
V2500	V2527-A5	2	2
PW1100	PW1127G-JM	5	3
PW1100	PW1133G-JM	1	1
		18	14

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months period ended September 30, 2020 the Company enter into Aircraft sale and leaseback transactions of three new aircraft A320 NEO and also returned one aircraft A320 to its respective Lessor.

During the nine months period ended September 30, 2020 the Company enter into Aircraft sale and leaseback transaction of four new aircraft A320 NEO, and also returned one aircraft A319 and one aircraft A320 to their respective Lessor.

During the nine months ended September 30, 2020, the Company also incorporated two NEO spare engine to its fleet based on the terms of the Pratt & Whitney purchase agreement (FMP), also the Company sold two own CEO spares. Those engines were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases.

During the year ended December 31, 2019, the Company added seven new leased aircraft to its fleet (three A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and four obtained directly from the lessor´s). Also, the Company extended the lease term of one spare engine (effective from 2019) and returned two aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book was not subject to sale and leaseback transactions.

During the year ended December 31, 2019, the Company also leased two NEO spare engines (based on the terms of the Pratt & Whitney purchase agreement FMP) and two CEO spare engines to its fleet. These four engines incorporated were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases. Additionally, during 2019 the Company extended the lease term of one spare engine (effective from November 2019).

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As at 31 December 2019	Ps.	33,312,089	Ps.	677,198	Ps.	139,479	Ps.	34,128,766
Additions		3,276,573		288,115		15,222		3,579,910
Depreciation on right of use assets		(3,540,462)		(154,111)		(57,385)		(3,751,958)
As at September 30, 2020	Ps.	33,048,200	Ps.	811,202	Ps.	97,316	Ps.	33,956,718

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	As of September 30, 2020		As of December 31, 2019
As at January 1st	Ps.	40,517,045	Ps.	39,565,146
Additions		3,852,593		7,186,613
Accretion of interest		1,796,736		2,037,540
Foreign exchange effect		7,491,785		(1,772,452)
Payments		(4,063,714)		(6,499,802)
At the end of the reported period	Ps.	49,594,445	Ps.	40,517,045
Current		7,498,243		4,720,505
Non-current		42,096,202		35,796,540

The following are the amounts recognized in profit or loss for the three months ended September 30, 2020 and 2019:

	As of September 30, 2020		As of September 30, 2019
Depreciation of right-of-use assets	Ps.	(1,277,828)	Ps.	(1,186,266)
Interest expense on lease liabilities		(661,742)		(520,543)
Aircraft and engine variable expenses		(537,304)		(225,858)
Total amount recognized in profit or loss	Ps.	(2,476,874)	Ps.	(1,932,667)

The following are the amounts recognized in profit or loss for the nine months ended September 30, 2020 and 2019:

	As of September 30, 2020		As of September 30, 2019
Depreciation of right-of-use assets	Ps.	(3,751,958)	Ps.	(3,522,130)
Interest expense on lease liabilities		(1,904,106)		(1,510,478)
Aircraft and engine variable expenses		(1,337,873)		(768,592)
Total amount recognized in profit or loss	Ps.	(6,993,937)	Ps.	(5,801,200)

The Company had total cash outflows for leases of Ps.4,349,801 as of September 30, 2020 (Ps.4,786,987 as of September 30, 2019).

14. Equity

As of September 30, 2020, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	923,814,326	923,824,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(18,088,320)	(18,088,320)
	24,180	993,764,177	993,788,357

As of December 31, 2019, the total number of the Company’s authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	923,814,326	923,824,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(15,136,057)	(15,136,057	)(1)
	24,180	996,716,440	996,740,620

(1)The number of forfeited shares as of December 31, 2019 were 294,541, which are include in treasury shares.

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of September 30, 2020, and December 31, 2019, the Company did not declare any dividends.

a)     (Loss) earnings per share

Basic (loss) earnings per share (“LPS” or “EPS”) amounts are calculated by dividing the net (loss) income for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS or EPS amounts are calculated by dividing the (loss) profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following table shows the calculations of the basic and diluted (loss) earnings per share for the three months ended September 30, 2020 and 2019:

	Three months ended September 30
	2020		2019
Net (loss) income for the period	Ps.	(2,175,052)	Ps.	713,060

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
(LPS) EPS:
Basic		(2.150)		0.705
Diluted		(2.150)		0.705

The following table shows the calculations of the basic and diluted (loss) earnings per share for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30
	2020		2019
Net (loss) income for the period	Ps.	(5,190,857)	Ps.	1,351,720

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
(LPS) EPS:
Basic		(5.130)		1.336
Diluted		(5.130)		1.336

15. Income tax

i) The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended September 30,
	2020		2019
Deferred income tax benefit (expense)	Ps.	579,046	Ps.	(305,597)
Total income tax benefit (expense) on profits	Ps.	579,046	Ps.	(305,597)

The Company’s effective tax rate during the three months period ended September 30, 2020 and 2019 was 21.0% and 30.0% respectively.

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Nine months ended September 30,
	2020		2019
Deferred income tax benefit (expense)	Ps.	1,871,534	Ps.	(579,309)
Total income tax benefit (expense) on profits	Ps.	1,871,534	Ps.	(579,309)

The Company’s effective tax rate during the nine months period ended September 30, 2020 and 2019 was 26.5% and 30.0% respectively

ii) Value-added tax

During the third quarter of 2020, the Company recorded a one-time VAT expense of Ps.746 million, resulting from an adjustment to the northern-border value added tax rate. The adjustment was recorded as sales, marketing and distributions expenses within the unaudited interim condensed consolidated statements of operations. The Company also adjusted the northern-border value added tax rate for future sales.

16. Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars	Commitment expenditures equivalent in Mexican pesos (1)
2020	$31,213	Ps.	700,960
2021	47,537		1,067,553
2022	66,349		1,490,019
2023	366,807		8,237,495
2024 and thereafter	3,926,927		88,188,178
	$4,438,833	Ps.	99,684,205

(1) Using the exchange rate as of September 30, 2020 of Ps.22.4573.

All aircraft acquired by the Company through the Airbus purchase agreement at September 30, 2020, and December 31, 2019, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in U.S. dollars		in Mexican pesos (1)
2020	US$	146,500	Ps.	3,289,994
2021		209,500		4,704,804
2022 and thereafter		547,746		12,300,896
	US$	903,746	Ps.	20,295,694

(1) Using the exchange rate as of September 30, 2020 of Ps.22.4573.

The future lease payments for these non-cancellable sale and leaseback contracts are as follows:

	Aircraft leases
	in U.S. dollars		in Mexican pesos (1)
2020	US$	1,536	Ps.	34,494
2021		20,796		467,022
2022		50,692		1,138,405
2023		74,036		1,662,649
2024 and thereafter		745,664		16,745,600
	US$	892,724	Ps.	20,048,170

(1) Using the exchange rate as of September 30, 2020 of Ps.22.4573.

Litigation

Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

17. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended September 30,
	2020			2019
Operating revenues:
Domestic (Mexico)	Ps.	3,868,006		Ps.	6,593,788
International:
United States of America and Central America (1)		855,666	*		2,907,968	*
Total operating revenues	Ps.	4,723,672		Ps.	9,501,756

*Includes non -derivative financial instruments.

(1) United States of America represents approximately 18%, and 31% of total revenues from external customers in the three months ended September 30, 2020 and 2019, respectively.

	Nine months ended September 30,
	2020			2019
Operating revenues:
Domestic (Mexico)	Ps.	10,232,390		Ps.	17,482,546
International:
United States of America and Central America (1)		3,841,637	*		7,540,864	*
Total operating revenues	Ps.	14,074,027		Ps.	25,023,410

(1) United States of America represents approximately 27%, and 30% of total revenues from external customers in the nine months ended September 30, 2020 and 2019, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

18. Subsequent events

After September 30, 2020 and through December 7, 2020:

On November 23, 2020, the Company was selected as an index component of the Dow Jones Sustainability (DJSI) MILA Pacific Alliance Index.